October 16, 2024

Craig Gifford
Senior Executive Vice President and Chief Financial Officer
New York Community Bancorp, Inc.
102 Duffy Avenue
Hicksville, New York 11801

       Re: New York Community Bancorp, Inc.
           Amendment No. 1 to Form 10-K for the Fiscal Year ended December 31, 2023
           Forms 10-Q for the Fiscal Quarters Ended March 31, 2024 and June 30, 2024
           File No. 001-31565
Dear Craig Gifford:

       We have reviewed your filings and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-K
Management's Discussion and Analysis of Financial Condition, page 55

1. We note your response to comment 17. In future filings, please clarify management's view of the potential impact of your choice to focus on lending to borrowers who have additional relationships with your banking operations on your ability to maintain or grow your loan portfolio. Similarly, please clarify if this strategy will require additional staff resources to maintain and attract new relationship clients.
Form 10-Q for the Fiscal Quarter Ended June 30, 2024
Multi-Family Loans, page 13

2. Reference is made to the second paragraph. It appears that this disclosure is not consistent with your response to comment 11 where you state, "The multi-family loan portfolio had $15.4 billion in loans outstanding that were in their interest-only period as of June 30, 2024." You go on to state that, "Historically, we originated certain loans with an initial interest-only period which was typically 24 months or less.
       However, policy allowed for the interest-only period to exceed 24 months." In this
 October 16, 2024
Page 2

       section of your quarterly report, you state that, "as of the end of the June 30 quarter, the weighted average interest only-period was 22 months." Please discuss in future filings the extent to which the loans that remain in interest only periods represent loans that had been granted longer periods before they entered amortization, including whether the loans shared any characteristics (e.g. size, geographic location, affiliations between the borrowing parties, etc.). Alternatively, revise your disclosure to clarify the interest-only period for your loan portfolio.
Regulatory Capital, page 27

3. Please revise future filings to include the information provided in your response to prior comment 25 related to the regulatory requirements of becoming a Category IV banking organization including your progress to meeting the transition requirements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact William Schroeder at 202-551-3294 or John Nolan at 202-551-3492 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Christian Windsor at 202-551-
3419 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance